SEC File Numbers: 001-32559, 333-177186

CUSIP Number: 58463J304

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

MEDICAL PROPERTIES TRUST, INC.

MPT OPERATING PARTNERSHIP, L.P.

Full Name of Registrants

N/A

Former Name if Applicable

1000 Urban Center Drive, Suite 501

Address of Principal Executive Office (Street and Number)

Birmingham, Alabama 35242

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

Medical Properties Trust, Inc., a Maryland corporation, and MPT Operating Partnership, L.P., a Delaware limited partnership (together, the “Company”) are unable, without unreasonable effort or expense, to file their combined Quarterly Report on Form 10-Q for the period ended March 31, 2024 (the “Quarterly Report”) with the Securities and Exchange Commission (“SEC”) by the prescribed due date of May 10, 2024. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended (“Exchange Act”), the Company expects to file the Quarterly Report no later than May 15, 2024, the fifth calendar day following the prescribed due date.

As previously disclosed in the Current Report on Form 8-K filed by the Company with the SEC on May 7, 2024, Steward Health Care System LLC (“Steward”) filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of Texas on May 6, 2024. At March 31, 2024, the Company’s aggregate investments in Steward and its affiliates represented approximately 18.5% of the Company’s total assets. As the Company previously reported in its combined Annual Report on Form 10-K for the year ended December 31, 2023, the Company moved to the cash basis of accounting for all its leases and loans with Steward effective December 31, 2023, due to the ongoing operational and liquidity challenges faced by Steward. This resulted in the reserving of all unpaid rent and interest receivables at December 31, 2023 and the reversal of previously recognized straight-line rent receivables. In addition, the Company recorded impairment charges on certain real estate assets and on its 9.9% equity interest in Steward. In total, the Company recorded approximately $700 million of impairment and other charges during the year ended December 31, 2023. Further to Steward’s voluntary petition under the Bankruptcy Code, and as previously disclosed in the Current Report on Form 8-K furnished by the Company with the SEC on May 9, 2024, the Company has concluded that its investments in Steward have been further materially impaired and has recorded approximately $470 million of additional impairment charges in the quarter ended March 31, 2024 that fully reserves for the remaining value of its equity interest in Steward and a $362 million loan due from affiliates of Steward, along with an accrual for property taxes and obligations not paid by Steward under its master leases. In addition, the Company recorded a $220 million impairment charge in the quarter ending March 31, 2024 to fully reserve for its loan to an international joint venture that is collateralized by the equity of Steward.

Steward filed its voluntary bankruptcy petition only four days prior to the due date for the Quarterly Report and first-day motions in the proceeding were not filed until three days prior to the due date for the Quarterly Report. The Company was required to perform additional procedures to determine and review the measurement and timing of the various impairments described above and its independent registered public accounting firm, PricewaterhouseCoopers LLP (“PWC”), needed additional time to complete its interim review.

Safe Harbor Disclosure

This Form 12b-25 includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “would”, “could”, “expect”, “intend”, “plan”, “estimate”, “target”, “anticipate”, “believe”, “objectives”, “outlook”, “guidance” or other similar words, and include statements regarding our strategies, objectives, future expansion and development activities, asset sales and other liquidity transactions, expected returns on investments and expected financial performance. Forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results or future events to differ materially from those expressed in or underlying such forward-looking statements, including, but not limited to: (i) the risk that the Company is not able to recover deferred rent or its other investments in Steward at full value, within a reasonable time period or at all; (ii) the risks and uncertainties associated with the Company’s ability to pursue legal remedies in the Steward bankruptcy, including any restructuring of its various investments in Steward, and (iii) such other risks and uncertainties detailed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company disclaims any responsibility to update such forward-looking statements, which speak only as of the date on which they were made.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	J. Kevin Hanna	205	969-3755
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On May 9, 2024, the Company issued a press release announcing financial results for its quarter ended March 31, 2024 and included a copy of such press release as an exhibit to the Company’s Current Report on Form 8-K furnished by the Company with the Securities and Exchange Commission on May 9, 2024. As noted in the press release, the Company’s results of operations for the three months ended March 31, 2024, compared to the three months ended March 31, 2023, are as follows:

•

total revenues of $271.33 million for the quarter ended March 31, 2024, compared to total revenues of $350.2 million for the quarter ended March 31, 2023, primarily due to lower revenues from Steward moving to the cash basis of accounting on December 31, 2023 and lower revenues on account of various dispositions in 2023;

•

net loss of ($736 million) for the quarter ended March 31, 2024, compared to net income of $33 million for the quarter ended March 31, 2023, which includes the effect of approximately $693 million of impairments related to the Company’s investments in Steward, including the full reserve of the Company’s $362 million loan to affiliates of Steward, its equity investment in Steward and its approximately $220 million loan to the international joint venture; and

•	loss per common share of ($1.23) for the quarter ended March 31, 2024, compared to $0.05 earnings per common share for the quarter ended March 31, 2023

MEDICAL PROPERTIES TRUST, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 10, 2024	By:	/s/ J. Kevin Hanna
Name: J. Kevin Hanna
Title: Senior Vice President, Controller, Assistant Treasurer, and Chief Accounting Officer

MPT OPERATING PARTNERSHIP, L.P.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 10, 2024	By:	/s/ J. Kevin Hanna
Name: J. Kevin Hanna
Title: Senior Vice President, Controller, Assistant Treasurer, and Chief Accounting Officer of the sole member of the general partner of MPT Operating Partnership, L.P.